Exhibit 2.5

CONSTELLATION SOFTWARE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following discussion and analysis should be read in conjunction with the Annual Consolidated Financial Statements for the year ended December 31, 2022, which we prepared in accordance with International Financial Reporting Standards (“IFRS”). Certain information included herein is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” and “Risks and Uncertainties”.

Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars. All references to “$” are to U.S. dollars and all references to “C$” are to Canadian dollars. Due to rounding, certain totals and subtotals may not foot and certain percentages may not reconcile.

Additional information about Constellation Software Inc. (the “Company” or “Constellation”), including our most recently filed Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

Forward Looking Statements

Certain statements in this report may contain “forward looking” statements that involve risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “may”, “will”, “expect”, “believe”, “plan”, “intend”, “should”, “anticipate” and other similar terminology are intended to identify forward looking statements. These statements reflect current assumptions and expectations regarding future events and operating performance as of the date of this MD&A March 29, 2023. Forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to vary significantly from the results discussed in the forward looking statements, including, but not limited to, the factors discussed under “Risks and Uncertainties”. Although the forward looking statements contained in this MD&A are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward looking statements. These forward looking statements are made as of the date of this MD&A and the Company assumes no obligation, except as required by law, to update any forward looking statements to reflect new events or circumstances. This report should be viewed in conjunction with the Company’s other publicly available filings, copies of which can be obtained electronically on SEDAR at www.sedar.com.

Non-IFRS Measures

This MD&A includes certain measures which have not been prepared in accordance with IFRS such as Free cash flow available to shareholders.

Free cash flow available to shareholders ‘‘FCFA2S’’ refers to net cash flows from operating activities less interest paid on lease obligations, interest paid on other facilities, credit facility transaction costs, repayments of lease obligations, the IRGA / TSS membership liability revaluation charge, and property and equipment purchased, and includes interest and dividends received. The portion of this amount applicable to non-controlling interests is then deducted. We believe that FCFA2S is useful supplemental information as it provides an indication of the uncommitted cash flow that is available to shareholders if we do not make any acquisitions, or investments, and do not repay any debts. While we could use the FCFA2S to pay dividends or repurchase shares, our objective is to invest all of our FCFA2S in acquisitions which meet our hurdle rate.

FCFA2S is not a recognized measure under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, readers are cautioned that FCFA2S should not be construed as an alternative to net cash flows from operating activities. See ‘‘Results of Operations —Free cash flow available to shareholders” for a reconciliation of FCFA2S to net cash flows from operating activities.

Corporate Reorganization

On January 4, 2021 (in anticipation of the acquisition of Topicus.com B.V.), the Company’s subsidiary, Constellation Software Netherlands Holding Coöperatief U.A. (“CSNH”), which principally holds the Total Specific Solutions Operating Group (“TSS”), completed a corporate reorganization. In conjunction with the reorganization, the following steps were completed on January 4, 2021:

•	CSNH changed its name to Topicus.com Coöperatief U.A. (“Topicus Coop”).

•

The Company engaged in a series of transactions the result of which was that its then existing equity interest in Topicus Coop became an equity interest in Topicus.com Inc. (“Topicus”) and Topicus became the new parent company of Topicus Coop. Topicus issued and Constellation received 39,412,385 preferred shares of Topicus (the “Topicus Preferred Shares”) and 39,412,385 subordinate voting shares of Topicus (the “Topicus Subordinate Voting Shares”). CSI distributed 39,412,367 of the Topicus Subordinate Voting Shares to its common shareholders pursuant a dividend-in-kind and continues to hold 18 Topicus Subordinate Voting Shares of Topicus.

•

Constellation also holds 1 super voting share of Topicus (the “Topicus Super Voting Share”). The Topicus Super Voting Share entitles Constellation to that number of votes that equals 50.1% of the aggregate number of votes attached to all the outstanding Topicus Super Voting Shares and Topicus Subordinate Voting Shares. As a result, Constellation Software Inc. controls Topicus.

•

Topicus Coop issued 19,665,642 Preference Units and 19,665,642 Ordinary Units to Joday Investments II B.V. (“Joday”) and certain individual investors affiliated therewith (being the previous minority owners of CSNH) (collectively known as the “Joday Group”).

On February 1, 2022, the Topicus Preferred Shares and Topicus Coop Preference Units were converted to Topicus Subordinate Voting Shares and Topicus Coop Ordinary Units respectively. Subsequent to the conversion, CSI will continue to consolidate Topicus and reflect an equity interest of 60.65% in Topicus and a non-controlling interest of 39.35%. The equity interest of 60.65% that the Company reflects in Topicus principally comprises the Company’s Subordinate Voting Shares and the ordinary units of Topicus Coop (“Topicus Coop Ordinary Units”) that are currently owned by the Joday Group and subject to the terms of the investor rights and governance agreement entered into by CSI, the Joday Group, Ijssel B.V., Topicus and Topicus Coop on January 5, 2021 (the “IRGA”).

Overview

We acquire, manage and build vertical market software (“VMS”) businesses. Generally, these businesses provide mission critical software solutions that address the specific needs of our customers in particular markets. Our focus on acquiring businesses with growth potential, managing them well and then building them, has allowed us to generate significant cash flows and revenue growth during the past several years.

Our revenue consists primarily of software license fees, maintenance and other recurring fees, professional service fees and hardware sales. Software license revenue is comprised of non-recurring license fees charged for the use of software products licensed under multiple-year or perpetual arrangements. Maintenance and other recurring revenue primarily consists of fees charged for customer support on software products post-delivery and also includes recurring fees derived from combined software/support contracts, transaction revenues, managed services associated with CSI software that has been sold to the customer, and hosted software-as-a-service products. Professional service revenue consists of fees charged for implementation services, custom programming, product training, certain managed services, and consulting. Hardware and other revenue includes the resale of third party hardware as part of customized solutions, as well as sales of hardware assembled internally and the reimbursement of travel costs. Our customers typically purchase a combination of software, maintenance, professional services and hardware, although the type, mix and quantity of each vary by customer and by product.

Expenses consist primarily of staff costs, the cost of hardware, third party licenses, maintenance and professional services to fulfill our customer arrangements, travel and occupancy costs, depreciation, and other general operating expenses.

Results of Operations

(In millions of dollars, except percentages and per share amounts)

Unaudited

	Three months ended December 31,		Period-Over- Period Change		Year ended December 31,		Period-Over-Period Change
	2022	2021	$	%	2022	2021	$	%
Revenue	1,847	1,383	465	34%	6,622	5,106	1,515	30%
Expenses	1,388	1,004	384	38%	5,065	3,716	1,349	36%
Amortization of intangible assets	185	142	43	30%	676	518	158	30%
Foreign exchange (gain) loss	42	4	38	969%	(56)	1	(57)	NM
IRGA / TSS membership liability revaluation charge	23	25	(3)	-10%	112	132	(20)	-15%
Finance and other expense (income)	(23)	2	(25)	NM	0	(7)	7	NM
Bargain purchase gain	(13)	(1)	(12)	NM	(16)	(2)	(15)	738%
Impairment of intangible and other non-financial assets	5	5	0	5%	7	12	(5)	-44%
Redeemable preferred securities expense (income)	—	—	—	NM	—	295	(295)	-100%
Finance costs	37	18	19	107%	110	68	42	63%

Income before income taxes	204	184	20	11%	725	374	351	94%
Income tax expense (recovery)
Current income tax expense (recovery)	80	48	33	69%	403	257	146	57%
Deferred income tax expense (recovery)	(39)	(8)	(31)	381%	(228)	(51)	(177)	347%

Income tax expense (recovery)	41	40	2	5%	175	206	(31)	-15%
Net income (loss) attributable to:
Common shareholders of CSI	152	124	28	23%	512	310	202	65%
Non-controlling interests	10	21	(11)	-51%	38	(142)	180	NM

Net income (loss)	163	145	18	12%	551	169	382	226%
Net cash flows from operating activities	400	341	59	17%	1,297	1,300	(2)	0%
Free cash flow available to shareholders	290	244	46	19%	853	883	(30)	-3%
Weighted average number of shares outstanding
Basic and diluted	21.2	21.2			21.2	21.2
Net income (loss) per share
Basic and diluted	$7.19	$5.86	$1.33	23%	$24.18	$14.65	$9.54	65%
Net cash flows from operating activities per share
Basic and diluted	$18.88	$16.09	$2.79	17%	$61.23	$61.33	$(0.11)	0%
Free cash flow available to shareholders per share
Basic and diluted	$13.68	$11.50	$2.18	19%	$40.25	$41.69	$(1.44)	-3%
Cash dividends declared per share
Basic and diluted	$1.00	$1.00	$—	0%	$4.00	$4.00	$—	0%
Total assets					7,882	5,766	2,116	37%
Total long-term liabilities					2,181	1,784	397	22%

NM - Not meaningful

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

Comparison of the three and twelve month periods ended December 31, 2022 and 2021

Revenue:

Total revenue for the quarter ended December 31, 2022 was $1,847 million, an increase of 34%, or $465 million, compared to $1,383 million for the comparable period in 2021. For the year ended December 31, 2022 total revenues were $6,622 million, an increase of 30%, or $1,515 million, compared to $5,106 million for the comparable period in 2021. The increase for both the three and twelve month periods compared to the same periods in the prior year is primarily attributable to growth from acquisitions as the Company experienced organic growth of negative 1% in both periods, positive 4% and 3% respectively after adjusting for the impact of changes in the valuation of the US dollar against most major currencies in which the Company transacts business. For acquired companies, organic growth is calculated as the difference between actual revenues achieved by each company in the financial period following acquisition compared to the estimated revenues they achieved in the corresponding financial period preceding the date of acquisition by Constellation. Organic growth is not a standardized financial measure and might not be comparable to measures disclosed by other issuers.

The following table displays the breakdown of our revenue according to revenue type:

	Three months ended December 31,		Period-Over- Period Change		Q421 Proforma Adj. (Note 1)	Organic Growth	Year ended December 31,		Period-Over- Period Change		Q421 Proforma Adj. (Note 2)	Organic Growth
	2022	2021	$	%	$	%	2022	2021	$	%	$	%

	($ in millions, except percentages)						($ in millions, except percentages)
Licenses	100	81	19	23%	26	-7%	320	287	33	11%	85	-14%
Professional services	396	286	110	39%	152	-10%	1,381	1,033	348	34%	462	-8%
Hardware and other	82	49	33	69%	12	36%	233	176	57	33%	48	4%
Maintenance and other recurring	1,270	967	303	31%	292	1%	4,688	3,611	1,078	30%	1,019	1%

	1,847	1,383	465	34%	481	-1%	6,622	5,106	1,515	30%	1,614	-1%

$M - Millions of dollars

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

Note 1: Estimated pre-acquisition revenues for the three months ended December 31, 2021 from companies acquired after September 30, 2021. (Obtained from unaudited vendor financial information.)

Note 2: Estimated pre-acquisition revenues for the twelve months ended December 31, 2021 from companies acquired after December 31, 2020. (Obtained from unaudited vendor financial information.)

For comparative purposes the table below shows the quarterly organic growth as compared to the same period in the prior year by revenue type since Q4 2020. Note that the estimated revenues achieved by acquired companies in the corresponding financial period preceding the date of acquisition by Constellation may be updated in the quarter following the quarter they were acquired resulting in slight variances to previously reported figures.

	Quarter Ended
	Dec. 31 2020	Mar. 31 2021	Jun. 30 2021	Sep. 30 2021	Dec. 31 2021	Mar. 31 2022	Jun. 30 2022	Sep. 30 2022	Dec. 31 2022
Licenses	-6%	-4%	18%	3%	4%	-13%	-21%	-16%	-7%
Professional services	-4%	6%	17%	8%	6%	-5%	-8%	-7%	-10%
Hardware and other	-13%	-12%	15%	-12%	-12%	-5%	-8%	-7%	36%
Maintenance and other recurring	4%	7%	12%	8%	5%	4%	1%	-1%	1%

Revenue	1%	6%	14%	7%	4%	1%	-2%	-3%	-1%

The following table shows the same information adjusting for the impact of foreign exchange movements.

	Quarter Ended
	Dec. 31 2020	Mar. 31 2021	Jun. 30 2021	Sep. 30 2021	Dec. 31 2021	Mar. 31 2022	Jun. 30 2022	Sep. 30 2022	Dec. 31 2022
Licenses	-7%	-8%	12%	2%	5%	-11%	-17%	-11%	-2%
Professional services	-6%	1%	10%	6%	7%	-2%	-3%	-2%	-5%
Hardware and other	-15%	-16%	9%	-13%	-11%	-3%	-4%	1%	44%
Maintenance and other recurring	2%	3%	7%	6%	6%	7%	6%	5%	6%

Revenue	-1%	1%	8%	5%	5%	4%	2%	2%	4%

Expenses:

The following table displays the breakdown of our expenses:

	Three months ended December 31,		Period-Over- Period Change		Year ended December 31,		Period-Over- Period Change
	2022	2021	$	%	2022	2021	$	%

	($ in millions, except percentages)				($ in millions, except percentages)
Expenses
Staff	958	714	244	34%	3,539	2,695	844	31%
Hardware	46	28	19	66%	134	99	35	36%
Third party license, maintenance and professional services	183	116	67	58%	626	433	193	44%
Occupancy	14	10	3	32%	49	40	9	22%
Travel, Telecommunications, Supplies
& Software and equipment	91	57	35	61%	307	186	121	65%
Professional fees	36	26	10	39%	114	79	35	44%
Other, net	22	22	(0)	-1%	154	62	91	146%
Depreciation	37	31	6	20%	143	121	22	18%

	1,388	1,004	384	38%	5,065	3,716	1,349	36%

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

Overall expenses for the quarter ended December 31, 2022 increased 38%, or $384 million to $1,388 million, compared to $1,004 million during the same period in 2021. As a percentage of total revenue, expenses equalled 75% for the quarter ended December 31, 2022 and 73% for the same period in 2021. During the twelve months ended December 31, 2022, expenses increased 36%, or $1,349 million to $5,065 million, compared to $3,716 million during the same period in 2021. As a percentage of total revenue, expenses equalled 76% for the twelve months ended December 31, 2022 and 73% for the same period in 2021. For the three and twelve months ended December 31, 2022 the change in valuation of the US dollar against most major currencies in which the Company transacts business resulted in an approximate 5% decrease in expenses for both periods compared to the comparable periods of 2021.

Staff expense – Staff expenses increased 34% or $244 million for the quarter ended December 31, 2022 and 31% or $844 million for the twelve months ended December 31, 2022 over the same periods in 2021. Staff expense can be broken down into five key operating departments: Professional Services, Maintenance, Research and Development, Sales and Marketing, and General and Administrative. Included within staff expenses for each of the above five departments are personnel and related costs associated with providing the necessary services. The table below compares the period over period variances.

	Three months ended December 31,		Period-Over- Period Change		Year ended December 31,		Period- Over- Period Change
	2022	2021	$	%	2022	2021	$	%

	($ in millions, except percentages)				($ in millions, except percentages)
Professional services	239	148	91	62%	837	558	278	50%
Maintenance	182	144	38	26%	675	539	136	25%
Research and development	259	193	66	34%	948	732	216	29%
Sales and marketing	122	101	21	21%	453	369	84	23%
General and administrative	157	128	29	22%	627	497	129	26%

	958	714	244	34%	3,539	2,695	844	31%

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

The increase in staff expenses for the three and twelve months ended December 31, 2022 was primarily due to the growth in the number of employees compared to the same periods in 2021 primarily due to acquisitions.

Hardware expenses – Hardware expenses increased 66% or $19 million for the quarter ended December 31, 2022 and 36% or $35 million for the twelve months ended December 31, 2022 over the same periods in 2021 as compared with the 69% and 33% increases in hardware and other revenue for the three and twelve month periods ending December 31, 2022 respectively over the comparable periods in 2021. Hardware margins for the three and twelve months ended December 31, 2022 were 43% and 42% respectively as compared to 42% and 44% for the comparable periods in 2021.

Third party license, maintenance and professional services expenses – Third party license, maintenance and professional services expenses increased 58% or $67 million for the quarter ended December 31, 2022 and 44% or $193 million for the twelve months ended December 31, 2022 over the same periods in 2021. The increase is primarily due to third party license, maintenance and professional services expenses of acquired businesses.

Occupancy expenses – Occupancy expenses increased 32% or $3 million for the quarter ended December 31, 2022 and 22% or $9 million for the twelve months ended December 31, 2022 over the same periods in 2021. The increase is primarily due to the occupancy expenses of acquired businesses.

Travel, Telecommunications, Supplies & Software and equipment expenses – Travel, Telecommunications, Supplies & Software and equipment expenses increased 61% or $35 million for the quarter ended December 31, 2022 and 65% or $121 million for the twelve months ended December 31, 2022 over the same periods in 2021. The increase in these expenses is primarily due to expenses incurred by acquired businesses. In addition employee travel is increasing as restrictions imposed as a result of COVID-19 are gradually being lifted.

Professional fees – Professional fees increased 39% or $10 million for the quarter ended December 31, 2022 and 44% or $35 million for the twelve months ended December 31, 2022 over the same periods in 2021. There are no individually material reasons contributing to this variance.

Other, net – Other expenses decreased 1% to $22 million for the quarter ended December 31, 2022 and increased 146% or $91 million for the twelve months ended December 31, 2022 over the same periods in 2021. The following table provides a further breakdown of expenses within this category.

	Three months ended December 31,		Period-Over-Period Change		Year ended December 31,		Period-Over-Period Change
	2022	2021	$	%	2022	2021	$	%

	($ in millions, except percentages)				($ in millions, except percentages)
Advertising and promotion	23	17	6	38%	86	54	32	59%
Recruitment and training	9	7	3	40%	36	22	14	62%
Bad debt expense	2	(0)	2	NM	7	2	5	281%
R&D tax credits	(17)	(13)	(4)	32%	(40)	(33)	(7)	21%
Contingent consideration	(4)	6	(9)	NM	42	14	27	193%
Government assistance	(1)	(1)	1	-43%	(2)	(17)	15	-87%
Other expense, net	9	7	2	21%	25	20	5	25%

	22	22	(0)	-1%	154	62	91	146%

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

In 2020 and 2021 the governments of various jurisdictions in which we have operations had approved legislation and took administrative actions intended to aid businesses that had been adversely impacted by COVID-19, including making grants or credits available to eligible entities to subsidize or offset qualifying expenses, including employee wages, or to lower payroll taxes or required social insurance programs (in certain countries), in each case subject to limits and other specified criteria. During the twelve months ended December 31, 2021, we determined that we qualified for an estimated aggregate amount of $17 million of grants from various government authorities, including the Canada Emergency Wage Subsidy (CEWS) announced by the Government of Canada in April 2020, and recognized such amounts as a reduction in expenses during the period. During 2022, programs have either been canceled or we have determined that we no longer qualify. During the twelve months ended December 31, 2022 we recognized $2 million as a reduction in expenses from programs that are still applicable.

The contingent consideration expense amounts recorded for the three and twelve months ended December 31, 2022 related to an increase (decrease) in anticipated acquisition earnout payment accruals primarily as a result of increases (decreases) to revenue forecasts for the associated acquisitions. Revenue forecasts are updated on a quarterly basis and the related anticipated acquisition earnout payment accruals are updated accordingly. The advertising and promotion increase is primarily related to spending by acquired businesses and a gradual return to pre-COVID-19 levels of spending on trade shows and other marketing activities. Recruitment and training expenses have increased as many businesses that had a freeze on hiring as a result of COVID-19 are now hiring.

There are no individually material reasons contributing to the remaining variances.

Depreciation – Depreciation of property and equipment increased 20% or $6 million for the quarter ended December 31, 2022 and 18% or $22 million for the twelve months ended December 31, 2022 over the same periods in 2021. The increases are primarily due to the depreciation expense associated with acquired businesses.

Other Income and Expenses:

The following table displays the breakdown of our other income and expenses:

	Three months ended December 31,		Period-Over- Period Change		Year ended December 31,		Period-Over- Period Change
	2022	2021	$	%	2022	2021	$	%

	($ in millions, except percentages)				($ in millions, except percentages)
Amortization of intangible assets	185	142	43	30%	676	518	158	30%
Foreign exchange (gain) loss	42	4	38	969%	(56)	1	(57)	NM
IRGA / TSS membership liability revaluation charge	23	25	(3)	-10%	112	132	(20)	-15%
Finance and other expense (income)	(23)	2	(25)	NM	0	(7)	7	NM
Bargain purchase gain	(13)	(1)	(12)	NM	(16)	(2)	(15)	738%
Impairment of intangible and other non-financial assets	5	5	0	5%	7	12	(5)	-44%
Redeemable preferred securities expense (income)	—	—	—	NM	—	295	(295)	-100%
Finance costs	37	18	19	107%	110	68	42	63%
Income tax expense (recovery)	42	40	2	5%	175	206	(31)	-15%

	297	234	63	27%	1,007	1,222	(216)	-18%

NM—Not meaningful

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

Amortization of intangible assets – Amortization of intangible assets increased 30% or $43 million for the quarter ended December 31, 2022 and 30% or $158 million for the twelve months ended December 31, 2022 over the same periods in 2021. The increase in amortization expense for the three and twelve months ended December 31, 2022 is primarily attributable to an increase in the carrying amount of our intangible asset balance over the twelve-month period ended December 31, 2022 as a result of acquisitions completed during this twelve-month period.

Foreign exchange – Most of our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. For the three and twelve months ended December 31, 2022, we realized a foreign exchange loss of $42 million and a foreign exchange gain of $56 million respectively compared to losses of $4 million and $1 million for the same periods in 2021. The following table provides a breakdown of these amounts.

	Three months ended December 31,		Period-Over-Period Change		Year ended December 31,		Period-Over-Period Change
	2022	2021	$	%	2022	2021	$	%

	($ in millions, except percentages)				($ in millions, except percentages)
Unrealized foreign exchange (gain) loss related to:
- revaluation of intercompany loans between entities with differing functional currencies (1)	3	9	(6)	-69%	(22)	20	(42)	NM
- revaulation of the Company’s unsecured subordinated floating rate debentures as a result of the appreciation (depreciation) of the Canadian dollar against the US dollar.	3	0	3	NM	(14)	1	(15)	NM
- revaluation of the liability associated with the IRGA (Euro denominated liability)	38	(8)	45	NM	(19)	(24)	5	-22%
Remaining foreign exchange (gain) loss	(1)	3	(4)	NM	(1)	4	(6)	NM

	42	4	38	969%	(56)	1	(57)	NM

NM—Not meaningful

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

The remaining foreign exchange gains and losses per the table above are primarily related to the unrealized foreign exchange translation gains and losses of certain non-US dollar denominated working capital balances to US dollars as a result of the depreciation or appreciation of the US dollar.

IRGA / TSS membership liability revaluation charge – On December 23, 2014, in accordance with the terms of the purchase and sale agreement for the initial acquisition of TSS (as defined below) by CSI, and on the basis of the term sheets attached thereto, Constellation and the Joday Group, among others, entered into a Members Agreement (the “Members Agreement”) pursuant to which the Joday Group acquired 33.29% of the voting interests in Constellation Software Netherlands Holding Coöperatief U.A. (which was renamed to Topicus.com Coöperatief U.A.), a subsidiary of Constellation and the indirect owner of 100% of TSS at the time of the acquisition. Total proceeds from this transaction was €39 million ($49 million).

On January 5, 2021, the Members Agreement was terminated in conjunction with the acquisition of Topicus.com B.V., the reorganization of Topicus Coop and the execution of the IRGA. The IRGA was established to create certain contractual obligations of the parties in respect of the governance of Topicus and Topicus Coop. The Joday Group’s interest in Topicus Coop now comprises 39,331,284 Topicus Coop Ordinary Units (“Topicus Coop Units”) resulting in an interest of 30.29% in Topicus Coop as of September 30, 2022. The IRGA provides for transfer restrictions in respect of the Topicus Coop Units. See “Liability of CSI under the terms of the IRGA” below for further details.

The valuation of the IRGA liability (previously the TSS membership liability) increased by approximately 6% or $23 million from Q3 2022, and approximately 28% or $112 million from Q4 2021. The increases are primarily the result of the growth in TSS’ trailing twelve month maintenance revenue on a pro-forma basis (primarily due to acquisitions). Maintenance revenue and net tangible assets are the two main drivers in the calculation of the liability. The liability recorded on the balance sheet increased by 18% or $70 million over the twelve month period ended December 31, 2022 from $395 million to $465 million as a result of the revaluation charge of $112 million offset by a distribution to the Joday Group of $23 million and a $19 million foreign exchange gain. The IRGA / TSS membership liability is denominated in Euros and the Euro depreciated 4% versus the US dollar during the year ended December 31, 2022.

Finance and other expense (income) – Finance and other income for the three and twelve months ended December 31, 2022 was $23 million and nil respectively, compared to an expense of $2 million and income of $7 million respectively for the same periods in 2021. The increase in fair value of equity securities held for trading for the three months ended December 31, 2022 was $22 million and the decrease for the twelve months ended December 31, 2022 was $16 million. A decrease of $1 million and an increase of $2 million was recorded for the three and twelve months ended December 31, 2021 respectively. Interest earned on cash balances for the three and twelve months ended December 31, 2022 was $0.1 million and $1 million respectively, compared to $0.4 million and $2 million respectively for the same periods in 2021.

Bargain purchase gain – Bargain purchase gains totalling $13 million and $16 million were recorded in the three and twelve month periods ended December 31, 2022 relating to acquisitions made in the period. Bargain purchase gains totalling $1 million and $2 million were recorded in the three and twelve month periods ended December 31, 2021 relating to acquisitions made in the period. The gains in all periods resulted from the fact that the fair value of the separately identifiable assets and liabilities acquired exceeded the total consideration paid, principally due to the acquisition of certain assets that will benefit the Company that had limited value to the sellers.

Impairment of intangible and other non-financial assets – Impairment expenses of $5 million and $7 million were recorded in the three and twelve month periods ended December 31, 2022 compared to $5 million and $12 million for the same periods in 2021. The expense for the three months ended December 31, 2022 primarily relates to the write down of goodwill associated with a business acquired in 2004. The majority of the customers from the business have been transitioned to another business owned by the Company that operates in the same vertical. The remaining expenses primarily relate to acquired businesses that have been unable to achieve the goals established in their associated investment thesis.

Redeemable preferred securities expense (income) – The redeemable preferred securities expense for the twelve months ended December 31, 2021 was $295 million, with no similar expense recorded in 2022. In conjunction with the acquisition of Topicus.com B.V., Topicus Coop issued 5,842,882 Topicus Coop Preference Units (the “Preferred Securities”) to Ijssel B.V. The Preferred Securities were non-voting and were redeemable at the option of the holder for a redemption price of approximately €19.06 ($23.28) per security. The redemption price was either to be settled in cash or through the issuance of a variable number of Topicus Coop Ordinary Units of equal value. The Preferred Securities were convertible into Topicus Coop Ordinary Units at a conversion ratio of 1:1, and the Topicus Coop Ordinary Units are convertible into Subordinate Voting Shares of Topicus also at a conversion ratio of 1:1. The Preferred Securities holders were also entitled to a fixed annual cumulative dividend of 5% per annum on the initial Preferred Securities value of approximately €19.06 ($23.28) per security.

The Preferred Securities were recorded at fair value at the end of each reporting period until the Notification of Conversion (as described in note 12 to the Annual Consolidated Financial Statements for the year ended December 31, 2021). The change in fair value of the Preferred Securities was recorded as redeemable preferred securities expense (income) in the consolidated statements of income. Based on the Preferred Securities conversion right, the value of the Preferred Securities was primarily dependent on the price movement of Topicus’ Subordinate Voting Shares. The Notification of Conversion was received from the Preferred Securities holders on May 17, 2021. The closing market price of Topicus’ Subordinate Voting Shares on that date was C$89.87 or approximately $74.28. The increase in value from $23.28 to $74.28 multiplied by the 5.8 million Preferred Securities outstanding equalled approximately $298 million. The difference between the increase of $298 million and the fair value adjustment of $295 million for the twelve months ended December 31, 2021 primarily relates to the accrued dividend of $3 million for the period.

On February 1, 2022, all outstanding Topicus Coop Preference Securities were converted into Topicus Coop Ordinary Units.

Finance costs – Finance costs for the quarter ended December 31, 2022 increased $19 million to $37 million, compared to $18 million for the same period in 2021. During the twelve months ended December 31, 2022, finance costs increased $42 million to $110 million, from $68 million for the same period in 2021. The increases are primarily a result of an increase in the average debt outstanding in 2022 as compared to 2021.

Income taxes – We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the quarter ended December 31, 2022, income tax expense increased $2 million to $41 million compared to $40 million for the same period in 2021. During the twelve months ended December 31, 2022, income tax expense decreased $31 million to $175 million compared to $206 million for the same period in 2021. Current tax expense has historically approximated our cash tax rate however the quarterly expense can sometimes fall outside of the annual range due to out of period adjustments. Current tax expense reflects gross taxes before the application of R&D tax credits which are classified as part of “other, net” expenses in the statement of income (loss). The Company’s consolidated effective tax rate in respect of continuing operations for the year ended December 31, 2022 was 24% (55% for the year ended December 31, 2021). The 2021 effective tax rate is impacted by the redeemable preferred securities expense, which is not deductible for tax purposes.

Effective for 2022, research and experimentation (R&E) expenditures are no longer allowed to be deducted as incurred for tax purposes by US entities. The Tax Cuts and Jobs Act (TCJA) mandates that, for tax years beginning after December 31, 2021, R&E expenditures be deferred and amortized. US-based expenditures will be amortized over a 5 year period, and non-US-based expenditures over a 15 year period. The total impact to current income tax expense is $105 million for the 2022 fiscal year. Negative $12 million and positive $105 million was accrued and expensed in the three and twelve month periods ended December 31, 2022 respectively. An offsetting amount has been booked to deferred income tax expense so there is no impact on net tax expense or the effective tax rate.

Constellation is subject to tax audits in the countries in which the Company carries on business globally. These tax audits could result in additional tax expense in future periods relating to historical filings. Reviews by tax authorities generally focus on, but are not limited to, the validity of the Company’s inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, the Company’s income tax expense may be adversely affected and Constellation could also be subject to interest and penalty charges.

Net Income and Earnings per Share:

Net income attributable to common shareholders of CSI for the quarter ended December 31, 2022 was $152 million compared to $124 million for the same period in 2021. On a per share basis this translated into a net income per diluted share of $7.19 in the quarter ended December 31, 2022 compared to net income per diluted share of $5.86 for the same period in 2021. For the twelve months ended December 31, 2022, net income attributable to common shareholders of CSI was $512 million or $24.18 per diluted share compared to $310 million or $14.65 per diluted share for the same period in 2021. There was no change in the number of shares outstanding.

Net cash flows from operating activities (“CFO”):

For the quarter ended December 31, 2022, CFO increased $59 million to $400 million compared to $341 million for the same period in 2021 representing an increase of 17%. For the twelve months ended December 31, 2022, CFO decreased $2 million to $1,297 million compared to $1,300 million for the same period in 2021. The primary reasons for the decline in CFO for the twelve months ended December 31, 2022 is that CFO includes the impact of changes in non-cash operating assets and liabilities exclusive of effects of business combinations or, changes in non-cash operating working capital (“NCOWC”), and income taxes paid. For the twelve months ended December 31, 2022 there was $60 million of cash used in NCOWC compared to $45 million of cash generated from NCOWC for the same period in 2021. There are many reasons contributing to the NCOWC variance for the Company, none of which are indicative of an underlying concern with the overall NCOWC balance. Specifically, there are no concerns with accounts receivable or unbilled revenue aging. Income taxes paid increased 33% or $86 million for the twelve months ended December 31, 2022 over the same periods in 2021. Approximately $100 million in cash tax payments were made in the twelve month period ending December 31, 2022 relating to the deferral of R&E expenses associated with the TCJA. (See “Income taxes” above.)

Free cash flow available to shareholders (“FCFA2S”):

For the quarter ended December 31, 2022, FCFA2S increased $46 million to $290 million compared to $244 million for the same period in 2021 representing an increase of 19%. For the twelve months ended December 31, 2022, FCFA2S decreased $30 million to $853 million compared to $883 million for the same period in 2021 representing a decrease of 3%. The items negatively impacting CFO summarized above are the same items negatively impacting FCFA2S. In addition interest payments on debt facilities for the twelve months ended December 31, 2022 increased $34 million or 88% compared to the same period in 2021. On February 1, 2022, the Topicus Preferred Shares and Topicus Coop Preference Units were converted to Topicus Subordinate Voting Shares and Topicus Coop Ordinary Units respectively. As a result of this conversion the non-controlling interest in Topicus.com Inc. decreased from approximately 70% to 39%.

The controlling / non-Controlling interest (“NCI”) percentage is based on the Topicus Subordinate Voting Shares and Topicus Coop Ordinary Units (“Common Shares”). The controlling interest that the Company reflects in Topicus includes the Common Shares that are currently owned by the Joday Group and subject to the terms of the IRGA.

Common Share Holdings:

	Jan 31, 2022		Feb 1, 2022		Dec 31, 2022
Public shareholders of TOI	40,512,360	62.4%	40,512,360	31.2%	42,477,360	32.7%
Ijssel Group	4,742,889	7.3%	10,585,771	8.2%	8,620,771	6.6%
Joday Group	19,665,642	30.3%	39,331,284	30.3%	39,331,284	30.3%
CSI	19	0.0%	39,412,404	30.4%	39,412,404	30.4%

	64,920,910		129,841,819		129,841,819

NCI	69.7%		39.4%		39.4%

The following table reconciles FCFA2S to net cash flows from operating activities:

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021

	($ in millions)		($ in millions)
Net cash flows from operating activities	400	341	1,297	1,300
Adjusted for:
Interest paid on lease obligations	(3)	(2)	(11)	(9)
Interest paid on other facilities	(26)	(10)	(74)	(40)
Credit facility transaction costs	(4)	(2)	(7)	(6)
Payments of lease obligations	(25)	(22)	(94)	(83)
IRGA / TSS membership liability revaluation charge	(23)	(25)	(112)	(132)
Property and equipment purchased	(14)	(10)	(41)	(29)
Interest and dividends received	0	0	1	2

	306	271	958	1,003
Less amount attributable to Non-controlling interests	(16)	(27)	(105)	(120)
Free cash flow available to shareholders	290	244	853	883

Due to rounding, certain totals may not foot.

Quarterly Results

	Quarter Ended
	Dec. 31 2020	Mar. 31 2021	Jun. 30 2021	Sep. 30 2021	Dec. 31 2021	Mar. 31 2022	Jun. 30 2022	Sep. 30 2022	Dec. 31 2022
Revenue	1,091	1,176	1,249	1,299	1,383	1,431	1,618	1,725	1,847
Net income (loss) *	149	(9)	88	107	124	98	126	136	152
CFO	355	495	171	292	341	498	78	321	400
FCFA2S	307	269	145	226	244	324	12	229	290
Net income per share *
Basic & diluted	7.02	-0.41	4.16	5.04	5.86	4.63	5.94	6.42	7.19
CFO per share
Basic & diluted	16.73	23.38	8.07	13.78	16.09	23.51	3.66	15.17	18.89
FCFA2S per share
Basic & diluted	14.47	12.67	6.84	10.68	11.50	15.27	0.56	10.82	13.68

*	Attributable to common shareholders of CSI

We experience seasonality in our operating results in that CFO and FCFA2S in the first quarter of every year is typically the highest and CFO and FCFA2S in the second quarter of every year is the lowest. The key driver impacting this seasonality is the timing of annual maintenance contract renewals. Our quarterly results may also fluctuate as a result of the various acquisitions which may be completed by the Company in any given quarter. We may experience variations in our net income on a quarterly basis depending upon the timing of certain expenses or gains, which may include changes in provisions, acquired contract liabilities, foreign exchange gains and losses, bargain purchase gains, and gains or losses on the sale of financial and other assets.

Supplemental Financial Information

We are no longer including the non-IFRS and IFRS tables that were historically included in the annual letter to shareholders. However, the Average Invested Capital figure will be provided for purposes of calculating a return on invested capital metric. It will be left to the discretion of shareholders to determine what profitability metric to include in the numerator of such a calculation. The Average Invested Capital for 2022 was $4,641 million.

“Average Invested Capital” represents the average equity capital of Constellation, and is based on the Company’s estimate of the amount of money that its common shareholders had invested in Constellation. Subsequent to that estimate, each period the Company has kept a running tally, adding a proxy for cash earnings, subtracting any dividends, adding any amounts related to share issuances and making some minor adjustments, including adjustments relating to our use of certain incentive programs and the amortization of impaired intangibles. The Company believes that Average Invested Capital is a useful measure as it approximates the retained earnings of the Company prior to taking into consideration amortization of intangible assets, deferred income taxes, and certain other non-cash expenses (income) incurred or recognized by the Company from time to time.

Spin-Out of Topicus.com Inc.

Constellation (TSX:CSU) and Topicus (TSXV:TOI) announced on January 5, 2021 that Constellation, acting through its Total Specific Solutions (“TSS”) operating group and its subsidiary TPCS Holding B.V., completed the purchase of 100% of the shares of Topicus.com B.V., a Netherlands-based diversified vertical market software provider, from IJssel B.V. and that in connection with the closing of the acquisition, TSS has been spun out of Constellation and now operates, together with Topicus.com B.V., as a separate public company, Topicus.com Inc. (collectively, the “Spin-Out Transactions”).

In connection with the completion of the Spin-Out Transactions, on January 4, 2021, all of Constellation’s common shareholders of record on December 28, 2020 received, by way of a dividend-in-kind, 1.859817814 subordinate voting shares of Topicus.com (the “Spin-Out Shares”) for each common share of Constellation held.

Constellation’s equity interest in TSS prior to the Spin-Out Transactions was 66.7%. Constellation’s equity interest in Topicus after completion of the Spin-Out Transactions on a fully diluted basis was approximately 30.4%. In addition, Constellation as the holder of the Topicus Super Voting Share is entitled to that number of votes that equals 50.1% of the aggregate number of votes attached to all of the outstanding voting shares at such time. As a result of the Topicus Super Voting Share Constellation consolidated the financial results of Topicus with its financial results.

The tables below provide certain supplemental balance sheet, statement of income, and net operating cash flow information of Topicus for the three and twelve months ended December 31, 2022. Topicus is not considered a reportable operating segment of Constellation, however, management has chosen to provide certain supplemental financial information to provide greater clarity into the operating performance and cash flow from operations of Topicus considering Constellation’s equity ownership.

Selected Balance Sheet Information As at December 31, 2022
(Unaudited)	Constellation Software Inc. (excluding Topicus)	Topicus	Consolidated
Cash	664	146	811
Bank debt and debentures	1,250	259	1,509

Statement of Income (Excluding intercompany activity)
	For the three months ended December 31, 2022			For the year ended December 31, 2022
(Unaudited)	Constellation Software Inc. (excluding Topicus)	Topicus	Consolidated	Constellation Software Inc. (excluding Topicus)	Topicus	Consolidated
Revenue	1,580	268	1,847	5,666	956	6,622
Expenses	1,185	203	1,388	4,338	727	5,065
Amortization of intangible assets	155	30	185	563	112	676
Foreign exchange (gain) loss	42	(0)	42	(57)	0	(56)
IRGA / Membership liability revaluation charge	23	—	23	112	—	112
Finance and other income	(22)	(1)	(23)	9	(9)	0
Bargain purchase gain	(13)	—	(13)	(16)	—	(16)
Impairment of intangible and other non-financial assets	5	—	5	7	—	7
Redeemable preferred securities expense (income)	—	—	—	—	—	—
Finance costs	30	7	37	92	18	110

Income before income taxes	175	29	204	617	108	725
Income tax expense (recovery)
Current income tax expense (recovery)	71	10	80	357	46	403
Deferred income tax expense (recovery)	(29)	(10)	(39)	(200)	(28)	(228)

Income tax expense (recovery)	42	(0)	41	157	18	175
Net income	133	29	163	461	90	551
Net cash flows from operating activities	348	52	400	1,070	227	1,297

Foreign Exchange Adjusted Organic Revenue Growth (Excluding intercompany activity)
	For the three months ended December 31, 2022			For the year ended December 31, 2022
	Constellation Software Inc. (excluding Topicus)	Topicus	Consolidated	Constellation Software Inc. (excluding Topicus)	Topicus	Consolidated
Licenses	-3%	-2%	-2%	-9%	-16%	-10%
Professional services	-7%	7%	-5%	-4%	2%	-3%
Hardware and other	46%	8%	44%	10%	7%	10%
Maintenance and other recurring	6%	6%	6%	6%	6%	6%
Revenue	4%	6%	4%	3%	4%	3%

Acquisition of business segment from Allscripts Healthcare Solutions

On May 2, 2022, Constellation, through its wholly-owned subsidiary, N. Harris Computer Corporation, completed the purchase from Allscripts Healthcare Solutions (“Allscripts”) of Allscripts’ Hospitals and Large Physician Practices business segment. This business segment now operates under the name Altera.

The tables below provide certain supplemental balance sheet, statement of income, and net operating cash flow information of Altera for the three and twelve months ended December 31, 2022. Altera is not considered a reportable operating segment of Constellation, however, management has chosen to provide certain supplemental financial information to provide greater clarity into the operating performance and cash flow from operations of Altera considering the size of the business and its impact on the results of Constellation.

Selected Balance Sheet Information As at December 31, 2022
(Unaudited)	Constellation Software Inc. (excluding Altera)	Altera	Consolidated
Cash	697	114	811
Bank debt and debentures	1,203	306	1,509

Statement of Income (Excluding intercompany activity)
	For the three months ended December 31, 2022			For the year ended December 31, 2022
(Unaudited)	Constellation Software Inc. (excluding Altera)	Altera	Consolidated	Constellation Software Inc. (excluding Altera)	Altera	Consolidated
Revenue	1,650	197	1,847	6,066	556	6,622
Expenses	1,208	180	1,388	4,573	491	5,065
Amortization of intangible assets	168	17	185	629	47	676
Foreign exchange (gain) loss	44	(2)	42	(54)	(2)	(56)
IRGA / Membership liability revaluation charge	23	—	23	112	—	112
Finance and other income	(23)	0	(23)	1	(0)	0
Bargain purchase gain	(13)	—	(13)	(16)	—	(16)
Impairment of intangible and other non-financial assets	5	—	5	7	—	7
Redeemable preferred securities expense (income)	—	—	—	—	—	—
Finance costs	31	5	37	97	13	110

Income before income taxes	208	(4)	204	718	8	725
Income tax expense (recovery)
Current income tax expense (recovery)	67	13	80	396	6	403
Deferred income tax expense (recovery)	(25)	(14)	(39)	(224)	(4)	(228)

Income tax expense (recovery)	43	(1)	41	172	3	175
Net income	166	(3)	163	546	5	551
Net cash flows from operating activities	332	69	400	1,201	96	1,297
Free cash flow available to shareholders	230	60	290	782	71	853

Foreign Exchange Adjusted Organic Revenue Growth (Excluding intercompany activity)
	For the three months ended December 31, 2022			For the year ended December 31, 2022
	Constellation Software Inc. (excluding Altera)	Altera	Consolidated	Constellation Software Inc. (excluding Altera)	Altera	Consolidated
Licenses	0%	-30%	-2%	-8%	-46%	-10%
Professional services	0%	-25%	-5%	-2%	-10%	-3%
Hardware and other	38%	286%	44%	8%	90%	10%
Maintenance and other recurring	7%	-7%	6%	7%	-5%	6%
Revenue	6%	-13%	4%	4%	-8%	3%

Liquidity

Our net debt position (bank indebtedness excluding capitalized transaction costs less cash) increased by $754 million to $502 million in the twelve months ended December 31, 2022 resulting from the net capital deployed on acquisitions plus dividends exceeding cash flows from operations. Cash increased by $48 million to $811 million at December 31, 2022 compared to $763 million at December 31, 2021 and bank indebtedness increased by $802 million to $1,313 million at December 31, 2022 compared to $511 million at December 31, 2021.

Total assets increased $2,116 million, from $5,766 million at December 31, 2021 to $7,882 million at December 31, 2022. The increase is primarily due to a $1,250 million increase in intangible assets, an increase in accounts receivable of $276 million, and a $200 million increase in other assets. At December 31, 2022 ten subsidiaries holding cash totalling $303 million maintained debt facilities, which are without recourse to Constellation. As explained in the “Capital Resources and Commitments” section below, there are limitations on the ability of these subsidiaries to distribute funds to Constellation.

Current liabilities increased $1,307 million, from $2,461 million at December 31, 2021 to $3,768 million at December 31, 2022. The increase is primarily due to an increase in deferred revenue of $326 million mainly due to acquisitions made since December 31, 2021 and the timing of maintenance and other billings versus performance and delivery under those customer arrangements, an increase in bank indebtedness of $618 million, and an increase in accounts payable and accrued liabilities of $248 million.

Net Changes in Cash Flows ($ in millions)	Year ended December 31, 2022	Year ended December 31, 2021
Net cash provided by operating activities	1,297	1,300
Net cash from (used in) financing activities	483	(41)
Cash used in the acquisition of businesses	(1,782)	(1,337)
Cash obtained with acquired businesses	216	153
Net cash from (used in) other investing activities	(127)	(55)

Net cash from (used in) investing activities	(1,694)	(1,238)
Effect of foreign currency	(39)	(16)

Net increase (decrease) in cash and cash equivalents	48	5

The net cash flows from operating activities were $1,297 million for the year ended December 31, 2022. The $1,297 million provided by operating activities resulted from net income of $551 million plus $1,149 million of non-cash adjustments to net income, offset by $343 million in taxes paid and $60 million used towards non-cash operating working capital.

The net cash flows from financing activities for the year ended December 31, 2022 were $483 million, which is mainly a result of $786 million from the net increase in bank indebtedness offset by dividends paid to common shareholders of $85 million, a distribution to the Joday Group of $23 million, lease obligation payments of $94 million, and interest payments of $85 million.

The net cash flows used in investing activities for the twelve months ended December 31, 2022 were $1,694 million. The cash used in investing activities was primarily due to acquisitions for an aggregate of $1,782 million (including payments for holdbacks relating to prior acquisitions), and $97 million in purchases of other investments, offset by $216 million of acquired cash.

We believe we have sufficient cash and available credit capacity to continue to operate for the foreseeable future. Generally our VMS businesses operate with negative working capital as a result of the collection of maintenance payments and other revenues in advance of the performance of the related services. As such, management anticipates that it can continue to grow the business organically without any additional funding. If we continue to acquire VMS businesses we may need additional external funding depending upon the size and timing of the potential acquisitions.

Capital Resources and Commitments

CSI Facility

On November 5, 2021, Constellation completed an amendment and restatement of its revolving credit facility agreement (the “CSI Facility”), with a syndicate of Canadian chartered banks and U.S. banks in the amount of $700 million, extending its maturity date to November 2026. The CSI Facility bears a variable interest rate with no fixed repayments required over the term to maturity. Interest rates are calculated at standard U.S. and Canadian reference rates plus interest rate spreads based on a leverage table. The CSI Facility is currently collateralized by the majority of the Company’s assets including the assets of certain material subsidiaries. The CSI Facility contains standard events of default which if not remedied within a cure period would trigger the repayment of any outstanding balance. As at December 31, 2022, $322 million had been drawn from this credit facility, and letters of credit totaling $12 million were issued, which limits the borrowing capacity on a dollar-for-dollar basis.

On March 3, 2022, Constellation completed a further amendment to the CSI Facility that increased the revolving credit facility limit to $840 million.

Guarantees

One of CSI’s subsidiaries has entered into a $79 million (£65 million) term debt facility with a financial institution for which CSI has guaranteed the debt. The facility bears a fixed rate of interest. The term loan contains events of default that, if not remedied, allow the loan note holder to require repayment of the loan principal and interest. The loan is due in 2028.

Debt without recourse to CSI

Certain of CSI’s subsidiaries have entered into term debt facilities and revolving credit facilities with various financial institutions. Except as noted above, CSI does not guarantee the debt of its subsidiaries, nor are there any cross-guarantees between subsidiaries. The credit facilities are collateralized by substantially all of the assets of the borrowing entity and its subsidiaries. The credit facilities typically bear interest at a rate calculated using an interest rate index plus a margin. The financing arrangements for each subsidiary typically contain certain restrictive covenants, which may include limitations or prohibitions on additional indebtedness, payment of cash dividends, redemption of capital, capital spending, making of acquisitions and sales of assets. In addition, certain financial covenants must be met by those subsidiaries that have outstanding debt.

Debt without recourse to CSI comprises the following ($ in millions):

	Topicus Revolving Credit Facility	Debt Facilities	Total
Principal outstanding at December 31, 2022 (and equal to fair value)	$139	$773	912
Deduct: Carrying value of transaction costs included in debt balance	(3)	(8)	(11)

Carrying value at December 31, 2022	136	766	902

Current portion	136	180	316
Non-current portion	—	586	586

Debentures

On October 1, 2014 and November 19, 2014, the Company issued unsecured subordinated debentures (the “Debentures”) with a total principal value of C$96 million for total proceeds of C$91 million. The proceeds were used by the Company to pay down $81 million of outstanding bank indebtedness.

On September 30, 2015, the Company issued an additional tranche of Debentures with a total principal value of C$186 million for total proceeds of C$214 million. The proceeds were used by the Company to pay down $130 million of outstanding bank indebtedness. The September 30, 2015 issuance formed a single series with the outstanding C$96 million aggregate principal amount of Debentures, Series 1 of the Company. The Debentures have a maturity date of March 31, 2040.

Liability of CSI under the terms of the IRGA / TSS Membership Agreement

On December 23, 2014, in accordance with the terms of the purchase and sale agreement for the initial acquisition of TSS by CSI, and on the basis of the term sheets attached thereto, Constellation and the Joday Group, among others, entered into a Members Agreement (the “Members Agreement”) pursuant to which the Joday Group acquired 33.29% of the voting interests in Constellation Software Netherlands Holding Coöperatief U.A. (which was renamed to Topicus.com Coöperatief U.A.), a subsidiary of Constellation and the indirect owner of 100% of TSS at the time of the acquisition. Total proceeds from this transaction was €39 million ($49 million).

On January 5, 2021, the Members Agreement was terminated in conjunction with the acquisition of Topicus.com B.V., the reorganization of Topicus Coop and the execution of the IRGA. The IRGA was established to create certain contractual obligations of the parties in respect of the governance of Topicus and Topicus Coop. The Joday Group’s interest in Topicus Coop now comprises 39,331,284 Topicus Coop Ordinary Units resulting in an interest of 30.29% in Topicus Coop as of December 31, 2022. The IRGA provides for transfer restrictions in respect of the Topicus Coop Units.

Any time after January 5, 2021, any member of the Joday Group has the right, at his or its option, to sell any number of its Topicus Coop Units to CSI at a cash price per Topicus Coop Unit determined in accordance with the IRGA. Upon the exercise of such option by a member of the Joday Group, CSI will be obligated to purchase 33.33% of such Topicus Coop Units within 30 days, and an additional 33.33% on each of the first and the second anniversary of such initial purchase. Notwithstanding the foregoing, CSI can offer Topicus the right to purchase such Topicus Coop Units in lieu of CSI.

In the event of a change of control of CSI, any member of the Joday Group has the right, at his or its option, to sell all of its Topicus Coop Units to CSI at a cash price per Topicus Coop Unit determined in accordance with the IRGA. Upon the exercise of such option by a member of the Joday Group, CSI will be obligated to purchase all such Topicus Coop Units. Notwithstanding the foregoing, CSI can offer Topicus the right to purchase such Topicus Coop Units in lieu of CSI.

If CSI reduces its economic interest in Topicus by a sale or transfer of its economic interest (and not due to any additional issuance of any shares or equity by Topicus) by more than one-third (calculated on a fully converted basis in accordance with the IRGA), any member of the Joday Group has the right, at his or its option, to sell to CSI one-third of its Topicus Coop Units at a cash price per Topicus Coop Unit determined in accordance with the IRGA. Upon the exercise of such put option by a member of the Joday Group, CSI will be obligated to purchase all such put Topicus Coop Units. Notwithstanding the foregoing, CSI can offer Topicus the right to purchase such Topicus Coop Units in lieu of CSI. Any member of the Joday Group has a similar right to sell one-half or all of its remaining Topicus Coop Units, respectively, at its option, if CSI further reduces its remaining fully-diluted economic interest in Topicus by a sale or transfer of its economic interest by one-half and again if CSI sells its entire remaining economic interest in Topicus.

All of the Topicus Coop Ordinary Units and Topicus Coop Preference Units held by the Joday Group and Ijssel B.V. (collectively, the “Topicus Coop Exchangeable Units”) are exchangeable, directly or indirectly, for Topicus Subordinate Voting Shares. All of the above rights of members of the Joday Group apply to any Topicus Subordinate Voting Shares issued on an exchange of Topicus Coop Exchangeable Units.

At any time after December 31, 2023, CSI has the right, at its option, to buy all of the Topicus Coop Units and shares of Topicus held by certain members of the Joday Group (excluding Joday) at a cash price per Topicus Coop Unit (or share of Topicus, as applicable) determined in accordance with the IRGA. After December 31, 2043, CSI has the same right to buy all of the Topicus Coop Units and shares of Topicus held by the remaining members of the Joday Group, including Joday.

In addition, if certain individuals affiliated with Joday are terminated from their employment with Topicus Coop or an affiliate thereof for urgent cause (as defined in the Dutch Civil Code), CSI has the right, at its option, to buy all of Topicus Coop Units held by such individuals at a cash price per Topicus Coop Unit determined in accordance with the IRGA.

The Company classified the above obligations of CSI under the terms of the IRGA as a liability consistent with the classification of similar obligations under the Members Agreement. The main valuation driver in the calculation of the liability is the maintenance and other recurring revenue of Topicus. Maintenance and recurring revenue of Topicus for the trailing twelve months on a pro-forma basis determined at the end of the current reporting period was used as the basis for valuing the interests at each purchase date. Any increase or decrease in the value of such liability is recorded as an expense or income in the consolidated statement of income for the period. In conjunction with the termination of the Members Agreement and the execution of the IRGA, the Company recognized an expense of $19 million as the formula associated with the calculation of the obligation has changed from the use of actual trailing twelve months maintenance and other recurring revenue of Topicus to a calculation which includes the revenue increase from acquired companies on a pro-forma basis.

During the periods ended December 31, 2022 and December 31, 2021, no options were exercised. During the twelve months ended December 31, 2022, a distribution in the amount of $23 million was paid to the Joday Group relating to their Topicus Preferred Securities.

Redeemable Preferred Securities

In conjunction with the acquisition of Topicus.com B.V., Topicus Coop issued 5,842,882 Topicus Coop Preference Units (the “Preferred Securities”) to Ijssel B.V. The Preferred Securities were non-voting and prior to the Notification of Conversion were redeemable at the option of the holder for a redemption price of approximately €19.06 per unit. The redemption price would have been either settled in cash or through the issuance of a variable number of Topicus Coop Ordinary Units of equal value. The Preferred Securities are convertible into Topicus Coop Ordinary Units at a conversion ratio of 1:1. The Preferred Securities holders were entitled to a fixed annual cumulative dividend of 5% per annum on the initial Preferred Securities value of approximately €19.06 per unit.

On February 1, 2022, the Preferred Securities were converted to Topicus Coop Ordinary Units.

Other commitments

Commitments include operating leases for office equipment and facilities, letters of credit and performance bonds issued on our behalf by financial institutions in connection with facility leases and contracts with public sector customers. Also, occasionally we structure some of our acquisitions with contingent consideration based on the future performance of the acquired business. The fair value of contingent consideration recorded in our statement of financial position was $157 million at December 31, 2022. Aside from the aforementioned, we do not have any other business arrangements, derivative financial instruments, or any equity interests in non-consolidated entities that would have a significant effect on our assets and liabilities as at December 31, 2022.

The IRGA liability commitment assumes that the Joday Group has exercised their put option to sell 100% of their interests back to Constellation. This option however has not been exercised as at March 29, 2023. See note 10 to the Annual Consolidated Financial Statements for the year ended December 31, 2022 for a discussion on the valuation methodology utilized.

Foreign Currency Exposure

We operate internationally and have foreign currency risks related to our revenue, operating expenses, assets and liabilities denominated in currencies other than the U.S. dollar. Consequently, we believe movements in the foreign currencies in which we transact will impact future revenue and net income. The impact to organic revenue growth for the three and twelve months ended December 31, 2022 was approximately negative 5% and negative 4% respectively. We cannot predict the effect of foreign exchange gains or losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, revenues, results of operations, and financial condition. The Company enters into forward foreign exchange contracts from time to time with the objective of mitigating volatility in profit or loss in respect of financial liabilities. In entering into these forward exchange contracts, the Company is exposed to the credit risk of the counterparties to such contracts and the possibility that the counterparties will default on their payment obligations under these contracts. However, given that the counterparties are Schedule 1 banks or affiliates thereof, the Company believes these risks are not material. During the twelve months ended December 31, 2022, the Company did not purchase any contracts of this nature.

The following table provides an approximate breakdown of our revenue and expenses by currency, expressed as a percentage of total revenue and expenses, as applicable, for the three and twelve months ended December 31, 2022:

	Three Months Ended December 31, 2022		Year Ended December 31, 2022
Currencies	% of Revenue	% of Expenses	% of Revenue	% of Expenses
USD	54%	50%	52%	47%
EUR	18%	18%	18%	18%
GBP	7%	7%	8%	8%
CAD	5%	8%	6%	9%
AUD	4%	4%	4%	4%
BRL	2%	2%	2%	2%
CHF	1%	2%	1%	2%
SEK	1%	1%	1%	1%
Others	8%	9%	8%	10%

Total	100%	100%	100%	100%

Due to rounding, certain totals may not foot.

Off-Balance Sheet Arrangements

As a general practice, we have not entered into off-balance sheet financing arrangements. Except for insignificant and short-term operating leases and letters of credit, all of our liabilities and commitments are reflected as part of our statement of financial position.

Proposed Transactions

We seek potential acquisition targets on an ongoing basis and may complete several acquisitions in any given fiscal year.

Critical Accounting Estimates

General

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses, in cases where they are not readily ascertainable from other sources. Actual amounts may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are fully described in Note 3 to our annual consolidated financial statements which are available on SEDAR (www.sedar.com). Certain accounting policies are particularly important to the reporting of our financial position and results of operations, and require the application of significant judgment by our management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different, estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could have a material impact on the financial statements. Management believes the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. We believe that there have been no significant changes in our critical accounting estimates for the years presented in our consolidated financial statements.

Revenue Recognition

Revenue represents the amount the Company expects to receive for products and services in its contracts with customers, net of discounts and sales taxes. The Company reports revenue under four revenue categories being, License, Hardware and other, Professional services, and Maintenance and other recurring revenue. Software license revenue is comprised of non-recurring license fees charged for the use of software products licensed under multiple-year or perpetual arrangements. Professional service revenue consists of fees charged for implementation services, custom programming, product training, certain managed services, and consulting. Hardware and other revenue includes the resale of third party hardware as part of customized solutions, as well as sales of hardware assembled internally and the reimbursement of travel costs. Maintenance and other recurring revenue primarily consists of fees charged for customer support on software products post-delivery and also includes recurring fees derived from combined software/support contracts, transaction revenues, managed services associated with CSI software that has been sold to the customer, and hosted software-as-a-service products.

Contracts with multiple products or services

Typically, the Company enters into contracts that contain multiple products and services such as software licenses, hosted software-as-a-service, maintenance, professional services, and hardware. The Company evaluates these arrangements to determine the appropriate unit of accounting (performance obligation) for revenue recognition purposes based on whether the product or service is distinct from some or all of the other products or services in the arrangement. A product or service is distinct if the customer can benefit from it on its own or together with other readily available resources and Constellation’s promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer. Non-distinct products and services are combined with other goods or services until they are distinct as a bundle and therefore form a single performance obligation.

Where a contract consists of more than one performance obligation, revenue is allocated to each based on their estimated standalone selling price.

Nature of products and services

The Company sells on-premise software licenses on both a perpetual and specified-term basis. Revenue from the license of distinct software is recognized at the time that both the right-to-use the software has commenced and the software has been made available to the customer. Certain of the Company’s contracts with customers contain provisions that require the customer to renew optional support and maintenance in order to maintain the active right to use a perpetual or term license. The renewal payments after the initial bundled support and maintenance term in these cases apply to both the continued right-to-use the license and the support and maintenance renewal. Where the fees payable for the initial term are incremental to the fees for the renewal terms, the excess is treated as a prepayment for expected renewals and allocated (amortized) evenly over the expected customer renewals, up to the estimated life of the software that is typically 4-6 years.

Revenue from the license of software that involves complex implementation or customization that is not distinct, and/or includes sales of hardware that is not distinct, is recognized as a combined performance obligation using the percentage-of-completion method based primarily on labour hours. The percentage-of-completion method based on labour hours requires the Company to make significant judgments to determine the estimated hours to completion which affects the timing of revenue recognized.

A portion of the Company’s sales, categorized as hardware and other revenue, are accounted for as product revenue. Product revenue is recognized when control of the product has transferred under the terms of an enforceable contract.

Revenue related to the customer reimbursement of travel related expenses incurred during a project implementation where the Company is the principal in the arrangement is included in the hardware and other revenue category. Revenue is recognized as costs are incurred which is consistent with the period in which the costs are invoiced. Reimbursable travel expenses incurred for which an invoice has not been issued, are recorded as part of unbilled revenue on the statement of financial position.

Maintenance and other recurring revenue primarily consists of fees charged for customer support on software products post-delivery and also includes, to a lesser extent, recurring fees derived from software licenses that are not distinct from maintenance, transaction revenues, managed services, and hosted products.

Revenue from software-as-a-service (SaaS) arrangements, which allows customers to use hosted software over a term without taking possession of the software, are provided on a subscription basis. Revenue from the SaaS subscription, which includes the hosted software and maintenance is recognized rateably over the term of the subscription. Significant incremental payments for SaaS in an initial term are recognized rateably over the expected renewal periods, up to the estimated life of the software.

Professional services revenue including installation, implementation, training and customization of software is recognized by the stage of completion of the performance obligation determined using the percentage of completion method noted above or as such services are performed as appropriate in the circumstances. Professional services revenue also includes managed services not associated with CSI software. The revenue and profit of fixed price contracts is recognized on a percentage of completion basis when the outcome of a contract can be estimated reliably. When the outcome of the contract cannot be estimated reliably but the Company expects to recover its costs, the amount of expected costs is treated as variable consideration and the transaction price is updated as more information becomes known.

The timing of revenue recognition often differs from contract payment schedules, resulting in revenue that has been earned but not billed. These amounts are included in unbilled revenue. Amounts billed in accordance with customer contracts, but not yet earned, are recorded and presented as part of deferred revenue.

Valuation of Identifiable Goodwill and Other Intangible Assets

Acquisitions have been accounted for using the acquisition method required by IFRS 3. Goodwill arising on acquisitions is measured as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, if any, less the net recognized amount of the estimated fair value of identifiable assets acquired and liabilities assumed (subject to certain exemptions to fair value measurement principles such as deferred tax assets or liabilities), all measured as of the acquisition date. When the excess of the consideration transferred less the assets and liabilities acquired is negative, a bargain purchase gain is recognized immediately in profit or loss. Transaction costs that the Company incurs in connection with a business combination are expensed as incurred.

We use the income approach to value acquired technology and customer related intangible assets, which are the two material intangible asset categories reported in our financial statements.

The income approach is a valuation technique that calculates the fair value of an intangible asset based on the cash flows that the asset can be expected to generate over its remaining useful life. We utilize the discounted cash flow (“DCF”) methodology which is a form of the income approach that begins with a forecast of the annual cash flows a market participant would expect the subject intangible asset to generate over a discrete projection period. The forecasted cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the intangible assets’ projected cash flows, again, from a market participant perspective. The present value of the forecasted cash flows are then added to the present value of the residual value of the intangible asset (if any) at the end of the discrete projection period to arrive at a conclusion with respect to the estimated fair value of the subject intangible asset.

Specifically, we rely on the relief-from-royalty method to value the acquired technology and the multiple-period excess earnings method (“MEEM”) to value customer relationship assets.

The underlying premise of the relief-from-royalty method is that the fair value of the technology is equal to the costs savings (or the “royalty avoided”) resulting from the ownership of the asset by the avoidance of paying royalties to license the use of the technology from another owner. Accordingly the income forecast reflects an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the technology.

The MEEM method isolates the cash flows attributable to the subject asset by utilizing a forecast of expected cash flows less the returns attributable to other enabling assets, both tangible and intangible.

Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the fair value assigned to the net identifiable tangible and intangible assets acquired. Goodwill is not amortized but rather it is periodically assessed for impairment.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses, with the carrying value being reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may be impaired. We perform an annual review in the fourth quarter of each fiscal year, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill is impaired. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of the equity accounted investee. No such losses have been recognized during the year.

The impairment test methodology is based on a comparison between the higher of fair value less costs to sell and value-in-use of each of the Company’s cash generating units (“CGU”) and the net asset carrying values (including goodwill). Within the Company’s reporting structure, business units generally reflect the CGU and are one level below the six operating groups (Volaris, Harris, Topicus, Jonas, Perseus, and Vela Operating Groups). In determining the recoverable amount, the Company applies an estimated market valuation multiple to the business unit’s most recent annual recurring revenues, which are generally derived from post-contract customer support revenues, transactional revenues, and hosted products revenues. Valuation multiples applied by the Company for this purpose reflect current market conditions specific to the business unit and are assessed for reasonability by comparison to the Company’s current and past acquisition experience involving ranges of revenue-based multiples required to acquire representative software companies and the Company’s overall revenue based-trading multiple. In addition, in certain instances, the recoverable amount is determined using a value-in-use approach which follows the same valuation process that is undertaken for the Company’s business acquisitions. An impairment is recognized if the carrying amount of a CGU exceeds its estimated recoverable amount. The recoverable amount of goodwill is estimated annually on December 31 of each year or whenever events or changes in circumstances indicate that the carrying value may be impaired.

We also review the carrying value of amortizable intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Any change in estimate which causes the undiscounted expected future cash flows to be less than the carrying value, would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

Accounting for Income Taxes

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. We operate in multiple geographic jurisdictions, and to the extent that we have profits in each jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. Our effective tax rate may be affected by changes in, or interpretations of, tax laws in any given jurisdiction, the level of profitability, utilization of net operating losses and tax credit carry forwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate on a quarterly basis. This process involves estimating our actual current tax exposures, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet.

Current tax is the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but we intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits, difference in tax bases in the purchaser’s tax jurisdiction and its cost as reported in the consolidated financial statements as a result of an intra-group transfer of assets and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

We are subject to income tax audits by various authorities in respect of prior periods that could result in additional tax expense in future periods. While the outcome of current outstanding actions and claims remains uncertain, it is expected that they will be resolved without a material impact to our financial position. However, there can be no assurances as to the final resolution of these matters and, if the final outcome is adverse to us, the amounts we will be required to pay and the loss of certain future tax deductions could be material to our financial statements.

Accounts Receivable

We evaluate the collectability of our trade receivables at both a specific and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired, together with receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

Work In Progress

For revenue arrangements that are accounted for under the percentage of completion method as well as other arrangements and contracts which limit our ability to invoice at certain milestones that do not match the timing of the actual provision of the services, we record such revenue and the related unbilled receivable in work in process. Similar to accounts receivable, we constantly have to evaluate our ability to bill and subsequently collect any amounts contained in the work in progress accounts. We review these balances on a periodic basis to ensure customer balances are prudent based upon a variety of factors, such as the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of work in progress may be further adjusted.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the estimated future cash flows required to settle the present obligation, based on the most reliable evidence available at the reporting date. The estimated cash flows are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The amortization of the discount is recognized as part of finance costs.

We are currently involved in various claims and legal proceedings. Quarterly, we review the status of each significant matter and assess our potential financial exposure. Because of the uncertainties related to these matters, provisions are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and, if necessary, revise our provisions. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

Share Capital

As at March 29 2023, there were 21,191,530 common shares outstanding.

Risks and Uncertainties

The Company’s business is subject to a number of risk factors which are described in our most recently filed AIF. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of the common shares to decline. If any of the noted risks actually occur, our business may be harmed and the financial condition and results of operations may suffer significantly. In that event, the trading price of the common shares could decline, and shareholders may lose all or part of their investment.

The Company is closely monitoring the impact of COVID-19 on all aspects of its business. COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. The COVID-19 pandemic has had disruptive effects in countries in which the Company operates and has adversely impacted many of its business units’ operations to date, including through the cancellation by certain customers of their ongoing software maintenance contracts and the suspension or cancellation of new software purchases. The pandemic may also have an adverse impact on many of the Company’s customers, including their ability to satisfy ongoing payment obligations to the Company, which could increase the Company’s bad debt exposure. The future impacts of the pandemic and any resulting economic impact are largely unknown. It is possible that the COVID-19 pandemic, the measures taken by the governments of countries affected and the resulting economic impact may continue to adversely affect the Company’s results of operations, cash flows and financial position as well as its customers in future periods, and this impact could be material.

Controls and Procedures

Evaluation of disclosure controls and procedures:

Management is responsible for establishing and maintaining disclosure controls and procedures as defined under National Instrument 52-109. At December 31, 2022, the President and Chief Financial Officer, based on the investigation and advice of those under their supervision, have concluded that the design and operation of these disclosure controls and procedures were effective and that material information relating to the Company, including its subsidiaries, was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

Internal controls over financial reporting:

The President and Chief Financial Officer have designed or caused to be designed by those under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its President and Chief Financial Officer in a timely manner.

In addition, the President and Chief Financial Officer have designed or caused it to be designed under their supervision internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The President and Chief Financial Officer have been advised that the control framework the President and the Chief Financial Officer used to design the Company’s ICFR is recognized by the Committee of Sponsoring Organizations of the Treadway Commission.

The President and the Chief Financial Officer have evaluated, or caused to be evaluated by those under their supervision, whether or not there were changes to its ICFR during the period ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect the Company’s ICFR. No such changes were identified through their evaluation.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures and our internal controls over financial reporting are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

Limitation on scope of design

Management has limited the scope of the design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of Altera. (See “Acquisition of business segment from Allscripts Healthcare Solutions” above.) The scope limitation is in accordance with Section 3.3 of National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, which allows an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates. The table below shows additional summary financial information for Altera which is included in the December 31, 2022 audited annual consolidated financial statements of Constellation.

As at December 31, 2022
($ in millions)
Altera
Current Assets	338
Non-current assets	742
Current liabilities	332
Non-current liabilities	346

Subsequent Events

On February 22 and 23, 2023 (as part of a series of transactions relating to the acquisition of WideOrbit Inc. (“WideOrbit”) described further below), the Company’s subsidiary, Lumine Group Inc. (“Lumine”), completed a corporate reorganization. After the reorganization was completed, the Company now owns 1 super voting share, 6 subordinate voting shares and 63,582,712 preferred shares of Lumine. Furthermore, the Company distributed 63,582,706 of the subordinate voting shares to its common shareholders pursuant to a dividend-in-kind on February 23, 2022. The steps performed in conjunction with the reorganization consisted of the following:

•

The Company exchanged its existing common shares and preferred shares in Lumine Group (Holdings) Inc. (“Lumine Group Holdings”) for 63,582,712 subordinate voting shares and 55,233,745 preferred shares of Lumine on February 22, 2023.

•	Lumine and Lumine Group Holdings amalgamated on February 22, 2023.

•	The Company subscribed for 8,348,967 preferred shares of Lumine on February 22, 2023. The preferred shares are convertible into subordinate voting shares of Lumine at a rate of 1:2.43.

•

Lumine had 63,582,712 subordinate voting shares outstanding on February 22, 2023. The Company distributed 63,582,706 of the subordinate voting shares to its common shareholders pursuant to a dividend-in-kind on February 23, 2022 and continues to hold 6 subordinate voting shares of Lumine.

•

Under certain conditions, the preferred shares are retractable at the option of the holder for a retraction price of approximately $21.74 per preferred share. The holders of the preferred shares are also entitled to a fixed annual cumulative dividend of 5% per annum.

•

The Company holds 1 super voting share of Lumine. The super voting share entitles the holder to that number of votes that equals 50.1% of the aggregate number of votes attached to all the outstanding super voting shares, subordinate voting shares and special shares of Lumine. As a result, the Company controls Lumine and will consolidate its financial position and results of operations with Lumine. The Company will reflect a non-controlling interest held by other parties.

On February 23, 2023, the Company purchased 100% of the shares of WideOrbit, a US-based vertical market software provider. Annual gross revenues of WideOrbit for 2022 were approximately $169 million. The gross purchase price for the transaction was $490 million, subject to customary adjustments, as a result of, but not limited to, minimum cash requirements of $10 million, target net indebtedness of $87 million, and claims under the representations and warranties of the purchase agreement. The Company has the ability to reduce the cash portion of the purchase consideration by $10 million for net indebtedness up to $97 million. If net indebtedness is greater than $97 million, excess repayment would be funded by the Company and added to the gross purchase price. Furthermore, Lumine issued 10,204,294 special shares of Lumine to the sellers of WideOrbit for an initial subscription price of approximately $222 million which will be included in the purchase consideration. Under certain conditions, the special shares are retractable at the option of the holder for a retraction price of approximately $21.74 per special share plus one subordinate voting share of Lumine for each special share held and will be classified as a liability on the balance sheet of Lumine and the Company. The special shares are also convertible into subordinate voting shares of Lumine at a conversion ratio of 1:3.43 at any time. The holders of the special shares are also entitled to a fixed annual cumulative dividend of 5% per annum.